

February 13, 2013

Mr. Feilie Li
Chief Executive Officer
China Natural Resources, Inc.
Shun Tak Centre, West Tower, Room 2205
168-200 Connaught Road Central
Sheung Wan, Hong Kong

> **Re:** **China Natural Resources, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **Response dated January 25, 2013**
> **File No. 000-26046**

Dear Mr. Li:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Coal Mining Operations page 31

1.	We note your response to comment 3 from our letter dated December 21, 2012. Additionally we note from your disclosure that your coal reserves are JORC compliant and that they may differ substantially from the protocols recognized in the United States. Only mineral reserves meeting the standards and terminology defined within Industry Guide 7 may be disclosed in filings with the United States Securities and Exchange Commission. In future filings please provide additional disclosure to clarify.

2.	We note that your materials designated as non-reserve coal are also defined as inferred resources. A non-reserve coal deposit is a coal bearing body that has been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between sample points, and therefore warrants further exploration stage work. This coal does not qualify as a commercially viable coal reserve until a final comprehensive evaluation based upon unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility. Non-reserve coal deposits should not be based on geologic inference. In future filings please remove any non-reserve materials that are based on geologic inference.

3.   In future filings please ensure your mineral reserves correspond to your fiscal year end.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining